P.E. 2/19/02

FORM 6-K

02016601

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FEB 19 2002

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

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INDEX

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 31 January 2002

By: ______________________

Name: C Jobe
Title: Company Secretary

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NORTHERN ROCK PLC (*Northern Rock or the Company*)

Notification of Directors' Interests

Northern Rock wish to notify the following changes in directors' interests arising out of the operation of its Bonus Matching Plan, Deferred Bonus Plan and Long Term Incentive Plan.

1. Bonus Matching Plan

Under the Bonus Matching Plan, executive directors and certain senior executives are able to elect to receive part of their annual bonus in ordinary shares in the Company (***Shares***) which are held in trust. Participants are then entitled to receive, after tax thereon, one additional Share free of charge in return for every one Share left in trust for three years. Entitlement to the additional Shares would normally be lost if the participant leaves Northern Rock's employment.

In connection with the operation of the Bonus Matching Plan participants are entitled to deposit Shares from their (or their connected persons') existing holdings in order to found their entitlement to additional Shares in due course, up to the equivalent value of their eligible bonus. In addition, the executive director named below has informed the Company that the following Shares have been purchased, as part of his participation in the Plan in 2002:

DIRECTOR	NAME OF PERSON IN WHOSE NAME SHARES HAVE BEEN PURCHASED	SHARES PURCHASED @ 666P
A J Applegarth	A J Applegarth	1253

2. Deferred Bonus Plan

Northern Rock operates a Deferred Bonus Plan, under which half of the total bonus entitlement of participants for the 2001 financial year is paid in the form of Shares. Participants will normally be entitled to these Shares after three years provided they remain in Northern Rock's employment for this period. Shares will be released earlier in certain "good leaver" circumstances. On 31 January 2002 Shares were awarded to executive directors under the Deferred Bonus Plan as follows:

DIRECTOR	NAME OF CONNECTED PERSONS IN WHOSE NAME SHARES HAVE BEEN PURCHASED (WHERE APPROPRIATE)	SHARES AWARDED @ 666p
A J Applegarth	-	27778
R F Bennett	Margaret Mary Bennett	21622
D F Baker	Marion Baker	21622

3. Long Term Incentive Plan

Northern Rock operates a Long Term Incentive Plan, under which participants may become entitled to Shares if the Company satisfies a stringent performance target over a three year period. The performance target relates to the Company's total shareholder return performance against that of FTSE 350 companies over the period.

31/1/02

On 31 January 2002, awards were made under the LTIP to the following executive directors (the number of Shares referred to is the maximum available on satisfaction of the performance target in full):

DIRECTOR	SHARES UNDER CONDITIONAL AWARDS
A J Applegarth	63814
R F Bennett	47297
D F Baker	47297

4. Resultant interests in Shares

Shares have already been purchased during 2001 by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the total number of Shares which may be transferred to executive directors and senior executives on maturity of this year's awards under the Bonus Matching Plan. Following these purchases, the Northern Rock Employee Trust holds a total of 3,451,466 Shares, representing 0.81% of the Company's issued share capital.

As a result of the transactions referred to above, the executive directors are interested in the following Shares (excluding Shares to which they may become entitled, subject to satisfaction of any relevant performance targets, on the exercise of options and under the rules of the Long Term Incentive Plan and Bonus Matching Plan):

DIRECTOR	TOTAL SHARE INTERESTS	RESULTANT HOLDING%
A J Applegarth	75,272	0.018%
R F Bennett	84,054	0.020%
D F Baker	69,885	0.017%

In addition, the above executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Northern Rock Employee Trust.

31/1/02